PUNTO GROUP, CORP.

1810 E. Sahara Ave., Office 216, Las Vegas, NV 89104

Tel: (702) 605-0605

January 9, 2014

Mr. Ivan Griswold,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Punto Group, Corp.

       Registration Statement on Form S-1

       Filed November 24, 2014

       File No. 333-200529

Dear Mr. Ivan Griswold:

Punto Group, Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's comments, dated December 19, 2014 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on November 24, 2014.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. You disclose throughout your filing that you have minimal operations, and that most of your efforts since inception were directed to developing your business plan, issuing common stock, attempting to raise capital, establishing your accounting systems. Given your minimal operations, and that your assets consist solely of cash, you appear to be a shell company as defined in Securities Act Rule 405. Accordingly, please disclose that you are a shell company on your prospectus cover page, and add a risk factor that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of your shares and on your ability to attract additional capital to implement your business plan or sustain future operations.

Our response:  We do not believe that Punto Group Corp. is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Punto Group Corp. can be classified as having “no or nominal operations”.  Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Punto Group Corp. devoted a significant amount of time to the development of its business. In furtherance of the planned business, Punto Group Corp. investigated the market demand for internet-based project management software for small businesses. Additionally, we have started to negotiate agreements with potential customers. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

2. With respect to every third-party statement in your prospectus, such as the reference to the Project-Management.com report, please provide us with the relevant portions of the research reports and articles you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Please tell us whether any of the materials were prepared for you, and if so, please disclose this fact.

Our Response: We have disclosed the information that any of the materials in the prospectus were not prepared for us and publicly available. We have provided all sources we used in each relevant portion of the research reports and articles. We have used Project Management Institute and Wikipedia publicly available information sources.

3. You state on page 4 that you “are going to provide an online service of the project management system, a mobile application, and technical support,” and that you “believe that [your] system is easy-to-use, highly productive and offers real-time project management in any location.” Similarly, on page 16, you state that you “are going to develop a website for project management online.” Please revise here and throughout to ensure that the numerous claims relating to accomplishments that you expect to occur at a future time are expressed as objectives that may not be accomplished. To the extent your filing continues to include statements that predict accomplishments in the future, expand to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of these objectives.

Our Response: We have revised that there is no assurance that we will achieve our business objectives in the future. We have provided statements of the events or circumstances that may prevent the accomplishment of these objectives such as “there is no guarantee that we will sell the minimum amount of the shares we need to start our operations or assurance that we will generate any revenue”.

4. We note that you cite to the uniform resource locator (URL) for Wikipedia and PMI on page 18 and Project-Management.com on page 20. Please note that when an issuer includes an active hyperlink or an inactive URL for a website that could be converted into an active hyperlink within a document required to be filed or delivered under the federal securities laws, the issuer assumes responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing. Refer to Release No. 33-7856 for further guidance regarding the use of hyperlinks in your prospectus.

Our Response:  We have excluded all uniform resource locator (URL) hyperlinks from the prospectus. We have added the resources which we had used for the prospectus.

Cover Page, page 3

5. We note that your cover page disclosure presents information about the offering, such as proceeds assuming all shares in the offering are sold. Since yours is a best efforts, no minimum offering with no assurance that all or any portion of the shares offered by you will be sold, please revise your disclosure to more accurately reflect the range of possible outcomes, including the possibility that you may not raise sufficient funds to cover your offering expenses. In this regard, it appears that you should remove from the cover page the table showing offering proceeds to the company. Similarly, your table on page 6 should also reflect a range of possible outcomes.

Our Response: We have removed the table showing offering proceeds to the company from the cover page. We have also reflect a range of possible outcomes in our table on page 6.

Risk Factors, page 7

General

6. Please add a risk factor that discloses, if true, that you have not yet developed any software for this business.

Our Response: We have added a risk factor that discloses that we have not yet developed any software for our business.

7. It appears that on the effective date of your registration statement, you will be subject to the reporting requirements of Section 15(d) of the Exchange Act and will not have a class of securities registered under Section 12 of that act. Please consider adding risk factor informing potential investors of how the regulatory requirements imposed on Section 15(d) registrants are more limited than those imposed upon fully reporting companies and discussing the resulting risks.

Our Response: We have added a risk factor informing potential investors of how the regulatory requirements imposed on Section 15(d) registrants are more limited than those imposed upon fully reporting companies.

8. On page 16 you indicate that Mr. Kriukov will be involved in software development, and state on page 9 that you have not entered into any employment agreements with him. Please add a risk factor addressing any risks relating to the fact that your sole software developer has not entered into a contract governing the ownership of any developed intellectual property assets.

Our Response: We have added a risk factor addressing risks relating to the fact that our sole software developer has not entered into a contract governing the ownership of any developed intellectual property assets.

“Any failure to offer high-quality customer service may adversely affect our relationships with our customers …,” page 7

9. Revise the risk factor caption and body to reflect the fact, if true, that you do not currently have any customers.

Our Response: We have revise the risk factor caption and body to reflect the fact that we do not currently have any customers.

“We rely on third-party software …,” page 10

10. You state that you are dependent upon your third-party software providers. Please briefly explain what type of third-parties you are referring to and what services they provide. Also, to the extent any such agreements are material to your operations, discuss their material terms in Business. Additionally, it appears that you do not plan to file as exhibits any agreements with these parties. Please explain to us how you determined not to file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, file the agreements as exhibits to the registration statement.

Our Response: We have explained what type of software we mentioned:

We are going to use software for creating our online project management software. The set of software we need includes Qt Software, Eclipse, Embarcadero Delphi XE7. We are going to buy mentioned software when we will start our operations. We believe that we cannot create our software without these programming tools. Our operations depends on these software providers. As of today, we have not contacted any software providers and do not have any current agreements with software providers. All services and prices are publicly open on their official websites.

We are selling this offering without an underwriter …,” page 11

11. You state that unless you receive proceeds in the amount of $27,000 from this offering, you may have to seek alternative financing to implement your business plan. Yet in the first risk factor on page 7, you indicate that you will require $27,000 to conduct operations for a period of one year. These disclosures appear conflicting, as the former references gross proceeds from the offering, while the latter appears to refer to your capital needs.

Our Response: We have revised our disclosure to state that a minimum of $32,000 is needed to implement your plan of operations.

Use of Proceeds, page 13

12. In describing your use of proceeds, you have limited your disclosure to a range of possible outcomes assuming the sale of 50% to 100% of the securities offered for sale by the company. Please revise your discussion to include a column assuming the sale of 25% of the securities in the offering to give potential investors a better understanding of the full range of possible outcomes. Also, provide such information in your dilution table on page 14 and in your timeline on page 16.

Our Response: We have revised our discussion to include a column assuming the sale of 25% of the securities in the offering. We have provided with such information in our dilution table and in our timeline.

Dilution, page 14

13. We note your disclosure that the historical net tangible book value as of September 30, 2014, was approximately $0 per share based on 4,000,000 shares outstanding. However, we note your disclosure on page F-2 that there were 0.

Our Response: We have deleted disclosure regarding to the 4,000,000 shares outstanding.

Managements’ Discussion and Analysis or Plan of Operation, page 15

14. Expand your disclosure to discuss your liquidity needs and state the number of months your current cash resources will fund and the minimum capital needed to conduct operations in accordance with your business plan for a period of twelve months from the date of the prospectus. Refer to Item 303(a)(1) of Regulation S-K.

Our Response: We have expanded disclose our disclosure to discuss our liquidity needs and state the number of months our current cash resources will fund and the minimum capital needed to conduct operations in accordance with our business plan for a period of twelve months from the date of the prospectus.

Plan of Operation

Website and App Development, page 16

15. Please expand your disclosure to more clearly state whether principal software development and other material business development activities to be performed by Mr. Kriukov will occur at your Las Vegas office.

Our Response: We have expanded our disclosure about our activities to be performed by Mr. Kriukov that will occur at our Las Vegas office.

Description of Business

Background, page 18

16. You provide a lengthy discussion of the nature and characteristics of the project management sector on pages 18 and 19, yet only provide a cursory description of your proposed products and services on page 20. Please revise this section to refocus the discussion on your products and services.

Our Response: We have revised the background of  “Description of Business” section and have added the information focused on our product and service.

We are going to develop a special project management software for small business. Our software will help to small business in their daily operations. We will be developing easy-to-use tools for people who organize their own business and would like to optimize it with project management system approach. We intend to offer online internet-based project management system and mobile application. To work in our online system will require only a browser, mobile devise, internet connection and clients get access to projects from anywhere and at any time. We are creating easy website navigation and friendly design for our customers. The key idea of our business is providing the convenience, portability, ease of use and accessibility tools for any entrepreneur.

Our software can be used with any web browser and mobile device supported by Android or iOS. The browser should support Java and Flash technologies.  The mobile app will be prepared for Android and iOS mobile platforms. Our potential clients will meet with web navigation regarding key project management processes: time management and controlling, cost analyzing and controlling, scope management, quality management, The  project management tools will be used in software such as Milestone Checklist (Milestones are a tool used in project management to mark specific points along a project timeline. These points may signal anchors such as a project start and end date, a need for external review or input and budget checks, among others. In many instances, milestones do not impact project duration. Instead, they focus on major progress points that must be reached to achieve success) and Gantt Chart (Gantt chart illustrates the project schedule and shows the project manager the interdependencies of each activity. Gantt charts are universally used for any type of project from construction to software development).

We will technically support our potential clients by sending them tutorials and instruction and will chat with them online in case technical problems.

Competition, page 20

17. On page 18, you state that you will provide “software applications that [will] better align resources with business objectives and increase visibility, governance, collaboration and responsiveness to changes in the business environment.” Upland Software, Inc. used similar terminology to describe its business in a registration statement filed on September 4, 2014, and stated that they provide “software applications that better align resources with business objectives and increase visibility, governance, collaboration and responsiveness to changes in the business environment.” In light of the apparent similarities in business strategies, please expand your disclosures to more clearly describe the competitive bases on which you intend to distinguish yourself from other companies in this industry.

Our Response: We have exclude the similarities in business strategies with registration statement of Upland Software, Inc. filed on September 4, 2014. We have expanded our disclosures to more clearly described the competitive bases on which we intend to distinguish our self from other companies in this industry. We have added the following statements: “We intend to offer a complete solution for small businesses that allows them to manage projects online with easy access to the user's files in real time and project’s team collaboration.”

Revenue, page 21

18. You state that you are “going to generate income from the premium access, app sales and the sale of additional space on [your] server.” Please revise to reflect that it is not a certainty that you will generate revenues.

Our Response: We have revised to reflect that it is not a certainty that we will generate revenues.

Directors, Executive Officers, Promoters and Control Persons, page 22

19. We note that the Nevada Secretary of State’s website indicates that Andrei Kriukov served as an officer for Albero, Corp within the past five years. Please advise whether this is your CEO, and if so, please provide your analysis for why such professional experience is not disclosed in the registration statement.

Our Response: This is not our CEO. Mr. Kriukov, President of Punto Group, Corp. have never served as an officer for Albero, Corp.

20. You state that for the last seven years, Mr. Kriukov has been working as a freelance project manager in IT. In order to provide context to this disclosure, expand to briefly describe where he provided such services and describe the companies for whom he provided such services (e.g., geographical location, market size and industry type).

Our Response: We have described where Mr. Kriukov provided such services and described the companies for whom he provided such services.

Kriukov worked for many companies in IT industry around the world such as freelance project manager. He worked for LLC Nowanet (Poland),  LLC Opositif Communication (France), Otimize IT (Brazil), LLC Frex Software (Canada), LLC Bitrax Inet (England). He was responsible for IT projects management. Ha has been consulting companies in project management software and solve the projects problems. He created project management tools for every specific project, controlled and prepared analysis of project’s efficiency.

Certain Relationships and Related Party Transactions, page 24

21. You state that the proceeds from this offering will not be used to repay the funds advanced by Mr. Kriukov and that he will be repaid from revenues of operations if and when you generate revenues. Please provide us with a detailed analysis explaining why you believe that such assurances regarding restrictions on the use of proceeds are appropriate in the absence of a formal agreement regarding such indebtedness.

Our Response: We have revised to delete the statement that the proceeds from this offering will not be used to repay the funds advanced by Mr. Kriukov from CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS section.

Financial Statements

Report of Independent Registered Public Accountant, page F-1

22. Please have your independent registered public accountant revise the last paragraph of its audit report to state whether the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2014 and the results of its operations and its cash flows for the period from September 2, 2014 (inception) through September 30, 2014 in conformity with U.S. generally accepted accounting principles, as required by paragraph h of PCAOB interim auditing standard AU508.08.

Our Response: We have inserted updated our independent registered public accountant’s report in Amendment No1 to S-1 registration statement.

Exhibit Index, page 41

23. Please file the form of subscription agreement that you will require investors in the offering to execute. We note the disclosure at page 26 in this respect.

Our Response: We have filed the form of subscription agreement that we will require investors in the offering to execute.

Exhibit 23.1

24. Please have your independent registered public account update its consent.

Our Response: We have filed update independent registered public account’s consent.

Please direct any further comments or questions you may have to the company at puntogroupcorp@gmail.com.

Thank you.

Sincerely,

/S/ Andrei Kriukov

Andrei Kriukov, President